華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "**EGM**") of 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) (the "**Company**") will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (the "**PRC**") (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Wednesday, 24th August, 2005 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider, approve, confirm and ratify a conditional acquisition agreement dated 14th June, 2005 (the "**Suzhou Company Share Transfer Agreement**"), a copy of which will be produced to the EGM marked "A" and initialed by the Chairman of the EGM for the purpose of identification, entered into between the Company and 中國華電集團公司 (China Huadian Corporation*) ("**China Huadian**") in connection with the proposed acquisition by the Company from China Huadian of its 97% equity interest in 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) and all transactions thereunder, details of which are set out in the announcement dated 14th June, 2005 issued by the Company and its circular dated 6th July, 2005; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Suzhou Company Share Transfer Agreement or any matter incidental thereto. *(Note 1)*

2. To consider, approve, confirm and ratify a conditional acquisition agreement dated 14th June, 2005 (the "**Xinxiang Company Share Transfer Agreement**"), a copy of which will be produced to the EGM marked "B" and initialed by the Chairman of the EGM for the purpose of identification, entered into between the Company and China Huadian in connection with the proposed acquisition by the Company from China Huadian of its 90% equity interest in 華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*) and all transactions thereunder, details of which are set out in the announcement dated 14th June, 2005 issued by the Company and its circular dated 6th July, 2005; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Xinxiang Company Share Transfer Agreement or any matter incidental thereto. *(Note 1)*

3. To consider and approve other necessary matters, if any.

By order of the board of directors of
Huadian Power International Corporation Limited
Zhou Lianqing
Company Secretary

The Company's directors, as at the date hereof, are:

HE Gong	*(Chairman)*
CHEN Feihu	*(Vice Chairman)*
ZHU Chongli	*(Vice Chairman)*
CHEN Jianhua	*(Executive Director)*
TIAN Peiting	*(Executive Director)*
WANG Yingli	*(Non-executive Director)*
ZHANG Bingju	*(Non-executive Director)*
PENG Xingyu	*(Non-executive Director)*
DING Huiping	*(Independent non-executive Director)*
ZHAO Jinghua	*(Independent non-executive Director)*
WANG Chuanshun	*(Independent non-executive Director)*
HU Yuanmu	*(Independent non-executive Director)*

Shandong, the PRC
6th July, 2005

Notes:

1. **Proposed acquisitions**

As mentioned in the announcement dated 14th June, 2005 issued by the Company, the Company entered into the Suzhou Company Share Transfer Agreement with China Huadian on that day in respect of the proposed acquisition from China Huadian of its 97% equity interest in 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) for a consideration of RMB74.90 million (approximately HK$70.42 million). On the same day, the Company entered into the Xinxiang Company Share Transfer Agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 90% equity interest in 華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*) for a consideration of RMB90.10 million (approximately HK$84.71 million). As China Huadian is the controlling shareholder, and hence a connected person, of the Company, each of the Suzhou Company Share Transfer Agreement and the Xinxiang Company Share Transfer Agreement (collectively, the "**Share Transfer Agreements**") and the transactions thereunder are connected transactions of the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The transactions under the Share Transfer Agreements, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constitute connected transactions of the Company which, as required under Chapter 14A of the Listing Rules, are subject to approval by the Company's independent shareholders at the EGM. China Huadian and its associate(s), if any, will abstain from voting at the EGM on the relevant resolutions (i.e. ordinary resolutions numbered 1 and 2 set out above), which will be taken on a poll as required under the Listing Rules. Further information about the Share Transfer Agreements (including a letter from the Company's independent board committee and its recommendations to the independent shareholders and the opinion letter from Goldbond Capital (Asia) Limited, the independent financial adviser appointed by the Company as required under the Listing Rules) is set out in the Company's circular dated 6th July, 2005.

2. **Eligibility of attending the EGM and book closure arrangements**

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 22nd July, 2005 (the "**Registered Shareholders**") will be entitled to attend the EGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Monday, 25th July, 2005 to Tuesday, 23rd August, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 22nd July, 2005.

3. **Registration procedures for attending the EGM**

(1) Registered Shareholders who intend to attend the EGM are required to deliver the completed and signed written reply slip with the Secretarial Office of the Company's board of directors on or before Wednesday, 3rd August, 2005. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the EGM shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the Company's board of directors on or before Wednesday, 3rd August, 2005.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures for attending the EGM, and shall issue copies or facsimile copies of admission cards for attending the EGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

4. **Proxies**

(1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the EGM on his behalf by completing the enclosed "Proxy Form For Use at the Extraordinary General Meeting" (the "**Proxy Form**") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of Registered Shareholders of the Company's domestic shares, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Company's board of directors not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof.

5. **Procedure to otherwise demand a poll**

As mentioned in Note 1 above, China Huadian and its associate(s), if any, will abstain from voting at the EGM on ordinary resolutions numbered 1 and 2 set out above, which will be taken on a poll as required under the Listing Rules.

Pursuant to articles 75 to 77 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, 10% or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

6. **Miscellaneous**

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The EGM is expected to take half a day. Shareholders attending the EGM shall be responsible for their own travel and accommodation expenses.

(3) The legal address of the Company and the details of the Secretarial Office of its board of directors are as follows:

No. 14, Jingsan Road
Jinan, Shandong Province
People's Republic of China
Telephone: 86531-8236-6222
Facsimile: 86531-8236-6090

(4) The address and contact details of Hong Kong Registrars Limited, the Company's H share registrar, are as follows:

Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Telephone: 852-2862-8628
Facsimile: 852-2865-0990 / 852-2529-6087

* *for identification only*

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT

Huadian Power International Corporation Limited (the "Company") announces its power generation conditions in respect of the first six months of 2005 in accordance with relevant laws and regulations of the People's Republic of China. Further, the phase III 2 x 600MW expansion project of Sichuan Guangan Power Generation Company Limited ("Guangan Company"), in which the Company has an 80% equity interest, has been recently approved by the State Development and Reform Commission ("SDRC").

This announcement is issued in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Based on the Company's initial statistical analysis, in respect of the first six-month period ended 30th June, 2005, electricity generated by the Company's operating power plants amounted to an aggregate of approximately 22,830 million kWh on a consolidated basis, representing an increase of approximately 31.03% as compared to that in respect of the corresponding period in 2004. Electricity generated by Zhongning Company, in which the Company has a 50% equity interest, amounted to 1,090 million kWh during the first six months of 2005. The volume of electricity generated by such companies and power plants of the Company as Guangan Company,Tengzhou Company, Zhangqiu Company, Zibo Company and Shiliquan Power Plant during the first six months of 2005 has experienced relatively significant increase over that during the corresponding period in 2004.

The main reasons for the increase in power generation of the Company were: the increase in power generation provided by original units over that during the same period of last year and the power generation contributed by the new units (the two 300MW generating units of Guangan Company started commercial operation in the second half of 2004).

The power generation conditions of each power plant or subsidiary of the Company for the first six-month period of 2005 (in 100 million kWh) are as follows:

Power Plants/subsidiaries	1st six-month period of 2005	1st six-month period of 2004	Increase over last year for the same period (%)
Zouxian Power Plant	69.1	60.1	14.92
Shiliquan Power Plant	34.5	28.0	23.14
Laicheng Power Plant	32.2	28.2	14.16
Qingdao Company	17.9	16.5	8.50
Zibo Company	12.8	10.2	25.85
Zhangqiu Company	8.0	5.9	35.14
Tengzhou Company	9.9	7.2	37.15
Guangan Company	38.3	20.5	87.13
Weifang Power Plant	18.2	16.4	10.85
Total power generation of the Group *(Note)*	228.3	174.2	31.03
Zhongning Company	10.9	—	—

Note : On a consolidated basis, electricity generated by Weifang Power Plant was accounted for by reference to the Company's proportionate equity interest in the plant. Qingdao Company was restructured and was established as a company in late 2004. Electricity generated by Qingdao Company during the corresponding period of 2004 was accounted for also by reference to the Company's then proportionate 55% equity interest therein, but has since 2005 become 100% accounted for on the Company's consolidated basis, as is that generated by the other power plants and companies of the Company (not including Zhongning Company).

In addition, the Company recently received a document from SDRC. According to that document, the phase III 2 x 600MW expansion project of Guangan Company, in which the Company has an 80% equity interest has been recently approved by SDRC. It is estimated that the total investment of the project (including the desulphurization installation) is approximately RMB 4,500 million. The Company will make its investments in accordance with its proportionate equity interest in Guangan Company. 20% of its investments are expected to be funded out of the Company's internal resources, with the remaining being expected to be funded by way of bank loans.

By order of the board of directors of
Huadian Power International Corporation Limited
Zhou Lianqing
Company Secretary

Shandong, the People's Republic of China
7th July, 2005

The Company's directors, as at the date hereof, are:

HE Gong	*(Chairman)*
CHEN Feihu	*(Vice Chairman)*
ZHU Chongli	*(Vice Chairman)*
CHEN Jianhua	*(Executive Director)*
TIAN Peiting	*(Executive Director)*
WANG Yingli	*(Non-executive Director)*
ZHANG Bingju	*(Non-executive Director)*
PENG Xingyu	*(Non-executive Director)*
DING Huiping	*(Independent non-executive Director)*
ZHAO Jinghua	*(Independent non-executive Director)*
WANG Chuanshun	*(Independent non-executive Director)*
HU Yuanmu	*(Independent non-executive Director)*